15026398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 69482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KenMar Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas - Suite 2701
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K Spohr (212) 596 3472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell JR. & Associates, LLC
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

DD 5/22/15

OATH OR AFFIRMATION

I, David K. Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kennar Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & COO

Title

Jane Shahmanesh, Esq.
Notary Public - State of New York
#02SH6070301
My commission expires 3/25/18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFTC FORM 1-FR-IB (Part A) 0005 OMB No. 3038-0024

Name of Company: Kenmar Securities, LLC [0010]	Employer ID No: 32-0440021 [0020]	NFA ID No: 0327366 [0030]
Address of Principal Place of Business: 1211 Avenue of the Americas	Person to Contact Concerning This Report: David Spohr [0040]	
Suite 2701 New York, New York 10036 [0050]	Telephone No: (212) 596-3472 [0060]	

1. Report for the period beginning January 1, 2014 [0070] and ending December 31, 2014 [0080]

2. Type of report: [0090] [X] Certified [ ] Regular quarterly/semiannual

[ ] Special call by: ______________ [ ] Other -- Identify: ______________

3. Check whether [0095] [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association [0100]

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 20th day of February, 2015

Manual signature [signature]

Type or print name David K. Spohr

[ ] Chief Executive Officer [ ] Sr. Vice President and Chief Financial Officer Corporate Title President & CEO

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

(2-88: previous editions are obsolete)

KENMAR SECURITIES, LLC

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kenmar Securities, LLC

We have audited the accompanying financial statements of Kenmar Securities, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 10 through 12, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and/or the rules of the National Futures Association, as applicable. In our opinion, the supplementary information on pages 10 through 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2015

KENMAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	187,655
Receivable from affiliate		922
Prepaid expenses		12,142
Securities owned		14,388
Other assets		9,365
Total assets	$	224,472
LIABILITIES		
Commissions payable	$	2,283
Accrued expenses		26,260
Total liabilities		28,543
MEMBER'S CAPITAL		
Member's Capital		195,929
Total liabilities and member's capital	$	224,472

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Sales commissions	$	236,991
Change in unrealized gain on securities owned		2,448
Interest and dividend income		201
Total revenue		239,640
EXPENSES		
Commissions		8,100
Regulatory and license fees		46,045
Professional fees		36,440
Other expenses		3,697
Total expenses		94,282
NET INCOME	$	145,358

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014

	Partners' Capital	Member's Capital	Total
Balances at December 31, 2013	$ 150,571	$ 0	$ 150,571
Net income for the year ended December 31, 2014	69,197	76,161	145,358
Conversion to Kenmar Securities, LLC[1]	(219,768)	219,768	0
Cash distributions	0	(100,000)	(100,000)
Balances at December 31, 2014	$ 0	$ 195,929	$ 195,929

[1] See Note 1.A.

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from (for) operating activities:		
Net income	$	145,358
Adjustments to reconcile net income to net cash from operating activities:		
Changes in assets and liabilities:		
Decrease in receivables		25,949
Decrease in accrued expenses		(4,339)
Increase in other assets		(7,488)
Increase in prepaid expenses		(11,353)
Decrease in commissions payable		(10,720)
Change in unrealized gain on securities owned		(2,448)
Net cash from operating activities		134,959
Cash flows (for) financing activities		
Capital distributions		(100,000)
Net increase in cash		34,959
Cash, beginning of year		152,696
Cash, end of year	$	187,655

See accompanying notes.

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, L.P. was a Delaware limited partnership. Effective March 17, 2014, Kenmar Securities, L.P. converted from a Delaware limited partnership to a Delaware limited liability company and changed its name to Kenmar Securities, LLC (the "Company").

The Company converted its legal structure and ownership on March 17, 2014 when the partners of Kenmar Securities, L.P sold the Company and its affiliates to GEMS Management Limited ("Gems"). The beneficial owners of Gems sponsored a new holding company, Kenmar Olympia, LLC which is the sole member of the Company.

The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority (FINRA), and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission. The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies and introducing and referring investors to affiliated and unaffiliated managers. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Cash

The Company maintains its cash with Wells Fargo. In the event of the financial institution's insolvency, the Company's recovery of the cash balance on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

Commission and fee revenue is recognized as income when earned in accordance with the terms of the applicable agreement.

E. Securities Owned

The Company holds shares of Nasdaq OMX Group, Inc. stock and values the stock at the last reported sales price on the valuation date. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Dividends are recorded on the ex-dividend date.

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Income Taxes

The Company's taxable income prior to March 17, 2014 "flowed-through to its partners on a pro-rata basis, who are subject to U.S. federal and state taxation status. Since March 17, 2014, as a Single Member LLC, the Company is a disregarded entity for tax purposes, pursuant to which the Company does not pay U.S. corporate or state income tax on its taxable income. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2014. The 2011 through 2014 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

G. Allocation of Income and Loss

Income or loss prior to March 17, 2014 was allocated pro rata to the partners of the Company. Since March 17, 2014, the Company's income or loss is allocated to the sole member of the Company.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act, which requires that the Company maintain minimum net capital of $45,000. At December 31, 2014, the Company had adjusted net capital of $172,264, which was in excess of its required net capital by $127,264. The Company's ratio of aggregate indebtedness to net capital was 0.1657 to 1.

Note 3. SALES COMMISSIONS AND INTRODUCTORY FEES

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Kenmar Preferred Investments, LLC, ("Preferred") (previously, Kenmar Preferred Investments, L.P.), an affiliate of the Company. The Company receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $236,991 for the year ended December 31, 2014, of which $0 remains receivable as of December 31, 2014.

On March 22, 2010, the Company entered into an Introduction Agreement with a manager where the Company agreed to seek to introduce or refer prospective clients to such manager in return for a percentage of any fees earned by such manager from business resulting from the introduction. The Company did not receive any introductory fees pursuant to this agreement during the year ended December 31, 2014.

Note 4. RELATED PARTY TRANSACTIONS

The Company has selling agreements with affiliated commodity pools pursuant to which the Company earns selling agent fees. The Company did not receive any selling agent fees pursuant to such agreements during the year ended December 31, 2014.

Effective July 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with Kenmar Group Inc. This expense agreement was terminated on March 19, 2014 and concurrently the Company entered into an Expense Agreement with Kenmar Olympia, LLC ("KOL"). Under the terms of each Expense Agreement during the relevant timeframe during 2014, both KGI and KOL (both referred to as "SSSEA Company") agreed to make available to the Company Support Services and Support Personnel (as defined in each agreement). The SSSEA Company pays the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly.

Commissions paid to a former officer of the Company amounted to $8,100 for the year ended December 31, 2014.

The Company also calculates, collects and remits fees from an affiliate of KOL (and previously KGI) to compensate a sales representative who was employed by KOL (and previously KGI) until April 30, 2014. The fees are calculated as a percentage of fees earned by such affiliate from business introduced by the sales representative. 100% of the fees collected pursuant to this arrangement are remitted to KOL (and previously KGI) and paid by KOL (and previously KGI) to the sales representative. The Company's liability is limited solely to the fees that it receives from the affiliate. No income or expenses are recorded by the Company pursuant to this arrangement. During the year ended December 31, 2014, the Company received and paid $132,158 pursuant to this arrangement, and $922 remains receivable and payable at December 31, 2014.

Note 5. FAIR VALUE

The Company accounts for its holdings of Nasdaq OMX Group, Inc. stock at fair value. Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). The Company categorizes the stock held as a Level 1 fair value measurement.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

COMPUTATION of NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION and RULE 1.17 of the COMMODITY FUTURES TRADING COMMISSION

Total member's capital	$	195,929
Deduct items not allowable for net capital Non-allowable assets		(21,507)
Haircuts on securities		(2,158)
Net capital	$	172,264
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$	1,903
Minimum regulatory dollar net capital requirement	$	45,000
Net capital shown above	$	172,264
Minimum net capital requirement		45,000
Excess net capital	$	127,264
Total aggregate indebtedness	$	28,543
Percentage of aggregate indebtedness to net capital		16.57 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation of net capital and required net capital stated above and Kenmar Securities, LLC's computation of net capital and required net capital from the December 31, 2014 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2014 is as follows:

Total liabilities	$	28,543
Less indebtedness adequately collateralized by securities		0
Aggregate indebtedness	$	28,543

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3

Kenmar Securities, LLC does not file information in accordance with Rule 15c3-3 as it is a broker-dealer, which carries no margin accounts and does not handle funds or securities for, or owe money to, customers. Therefore, the Company claims the (k)(2)(i) exemption in relation to Rule 15c3-3.

NFA

KENMAR SECURITIES, LLC.
E.I.N. 32-0440021
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions
See notes below

	1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount	$45,000	$54,000	$54,000
B Calculation based on branch offices Number of branch offices = 0	x $6,000 = $0	x $7,200 = $0	x $7,200 = $0
C Calculation based on associated persons Number of associated persons = 2	x $3,000 = $6,000	x $3,600 = $7,200	x $3,600 = $7,200
D Securities broker/dealers per SEC 15c3-1	$5,000	N/A	N/A
Enter the greatest of A - D	$45,000	$54,000	$54,000
		+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
		+ Expected capital withdrawals in next 6 mos.	
		Total $54,000	Total $54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio
Equity capital must be at least 30% of the required total shown here.

Ownership equity	$195,929	Ownership equity	$195,929
+ Qualifying subordinated debt	+ 0	+ Total subordinated debt	0
		- Excess net capital	127,264
= Equity Capital	= $195,929	= Required total	$68,665

Equity Capital / Required Total 285.34%

(continued)

See accompanying notes to financial statements.

NFA

KENMAR SECURITIES, LLC.
E.I.N. 32-0440021
NFA ID #: 0327366

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable Amount	Collateral				Non-current Receivable
	Description	Market Value	Charge*	Net	
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance Amount	Collateral				Capital Charge
	Description	Market Value	Charge	Net	
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

Exemption Report

Kenmar Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the provisions of 17 C.F.R.15c3-3 (k)(2)(i).

(2) The Company does not handle cash or securities on behalf of customers, and therefore, met the identified exemption provisions in 17 C.F.R 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Kenmar Securities, LLC

I, David Spohr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David K Spohr
David Spohr
President and Chief Executive Officer
Dated: February 20, 2015

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kenmar Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kenmar Securities, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in the paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2015

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL

To the Member of
Kenmar Securities, LLC

In planning and performing our audit of the financial statements of Kenmar Securities, LLC (the Company) as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in its regulation of introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2015